FP Technology, Inc.
181 Wells Ave., Suite 100
Newton, MA 02459

May 24, 2007

Via Edgar

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Kathleen Krebs

Re:	FP Technology, Inc.
Registration Statement on Form SB-2 (File No. 333-140869)

Acceleration Request
Requested Date:   May 24, 2007
Requested Time:  5:00 p.m., Eastern Time

Ladies and Gentlemen:

FP Technology, Inc. (the “Registrant”) hereby requests, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the Registrant’s Registration Statement on Form SB-2 (File No. 333-140869) effective at the Requested Date and Requested Time as set forth above, or as soon thereafter as practicable.

In delivering such request, the Registrant acknowledges and agrees that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise Allen Z. Sussman of Morrison & Foerster LLP at (213) 892-5290 when the order permitting such Registration Statement to become effective is issued.

Very truly yours,

FP TECHNOLOGY, INC.

By: __/s/ Stephen Peary____
Stephen Peary
Chief Financial Officer